

June 17, 2010

René F. Jones
Chief Financial Officer
M&T Bank Corporation
One M&T Plaza
Buffalo, NY 14203

> Re: **M&T Bank Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Form 10-Q for the quarterly period ended March 31, 2010**
> **File No. 1-9861**

Dear Mr. Jones:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Financial Statements, page 98

Note 25 – Relationship with Bayview Lending Group LLC and Bayview Financial Holdings, L.P., page 160

1.   We note your $300 million investment in Bayview Lending Group LLC (BLG) in 2007 and your subsequent pro-rata share of operating losses on this investment in 2009 and 2008, as well as during the quarter ended March 31, 2010. We further note your

disclosures on page 68 regarding the disruptions in the commercial mortgage-backed securities market, the fact that BLG has scaled back its workforce, reduced its origination activities and your belief that BLG is capable of realizing positive cash flows and you do not need to recognize an other-than-temporary impairment charge as of December 31, 2009. Please tell us and revise future filings to discuss the financial analysis you performed, including your significant assumptions, which helped you determine that no impairment on your investment was necessary as of December 31, 2009 and the latest period presented.

Form 10-Q for the quarterly period ended March 31, 2010

Notes to Financial Statements, page 7

2.   Please provide us with the disclosures related to your impaired loans required by ASC 310-10-50-15(a) as of March 31, 2010, and revise all future filings to include these disclosures. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.

Note 3 – Investment Securities, page 10

3.   On page 12 we note your summary table of investment securities in continuous unrealized loss position for less than twelve months and greater than twelve months. Please revise this table in future filings to present this information separately for investment securities available for sale and investment securities held to maturity.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3423 if you have questions regarding the comments.

Sincerely,

Amit Pande
Accounting Branch Chief